November 25, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Post Effective Amendment No. 151

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 151 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses. The revised disclosures included in our responses may not be in final form, but they are substantially as expected to be implemented.

COMMENT 1	(Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please complete the “Annual Fund Operating Expenses” table for the Fund.

Response:	The “Annual Fund Operating Expense” table for the Fund has been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus. The completed table is set forth below.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

November 25, 2019

COMMENT 2	(Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please confirm whether the Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s expense limitation agreement.

Response:

The Fund’s investment adviser does not have the ability to recoup in any subsequent fiscal year the amounts incurred pursuant to the Fund’s expense limitation agreement in the Fund’s current fiscal year.

COMMENT 3	(Prospectus – Fund Summary – Principal Investment Strategy)

Please consider whether the definition of mid cap companies is appropriate in light of the fact that, as currently constituted, the Russell Midcap® Index includes companies with market capitalizations above $70 billion, which the staff would not consider to be mid cap companies.

Response:

We believe that the Fund’s current definition of mid cap companies as those with market capitalizations that fall within the range of the Russell Midcap® Index is appropriate. In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the staff, the staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

“As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

Securities and Exchange Commission

November 25, 2019

We believe that defining mid cap companies as those within the range of market capitalizations included in the Russell Midcap® Index clearly meets the staff’s reasonableness standard. The Russell Midcap® Index is one of the most widely used and widely recognized indices for mid cap U.S. companies.

COMMENT 4	(Prospectus – Fund Summary – Principal Investment Strategy)

Please include a reference to whether the Fund will invest primarily in U.S., foreign, or both U.S. and foreign issuers.

Response:	Comment No. 4 is accepted. The Trust has revised the disclosure in the Fund’s Principal Investment Strategy section to indicate that the Fund invests primarily in U.S. equity securities.

COMMENT 5	(Prospectus – Fund Summary – Principal Investment Strategy)

In accordance with the adopting release of Form N-1A related to Item 4, please include a discussion of how the subadviser decides what securities to sell.

Response:	Comment No. 5 is accepted. The Trust has revised the disclosure in the Fund’s Principal Investment Strategy section to include a discussion of how the subadviser decides what securities to sell.

COMMENT 6	(Prospectus – Fund Summary – Principal Investment Strategy)

Please enhance the preferred stock risk disclosure to clarify that preferred stock has no voting rights.

Securities and Exchange Commission

November 25, 2019

Response:	Comment No. 6 is accepted. We view voting rights to be an attribute of preferred stock rather than a risk. We have included a discussion of preferred stock in response to Item 9.

COMMENT 7	(Prospectus – Fund Summary – Principal Investment Strategy)

Please enhance the common stock risk disclosure to clarify that common stock is subordinate to preferred stock.

Response:	Comment No. 7 is accepted. We have included a discussion of common stock in response to Item 9. See response to Comment 6 for the revised disclosure.

COMMENT 8	(Prospectus – Additional Information about the Fund’s Investments)

To the extent that any of the equity securities listed are principal to the Fund’s investment strategy, please ensure they are included in the Fund Summary section.

Response:	Comment No. 8 is accepted. The Trust has reviewed and confirmed that all equity securities that are principal to the Fund’s investment strategy are included in the Fund Summary section.

COMMENT 9	(Prospectus – Additional Information about the Funds’ Investments)

Please ensure that the disclosure clearly identifies the specific derivatives the Fund may use.

Response:

Comment No. 9 is accepted. The Trust has removed the derivatives disclosure from this section completely as the Fund does not expect to utilize derivatives as part of its principal investment strategy.

COMMENT 10	(Prospectus – Additional Information about the Funds’ Investments)

Please confirm whether or not derivatives will be included in the 80% asset test and, if so, please confirm that they are valued at market value and not notional value.

Response:	Comment No. 10 is confirmed. The Fund does not expect to utilize derivatives as part of its principal investment strategy.

Securities and Exchange Commission

November 25, 2019

COMMENT 11	(Prospectus – The Adviser and Subadviser)

Please revise the disclosure regarding the hedging of seed capital to describe the activities in plain English.

Response:	Comment No. 11 is accepted. The Trust has revised the disclosure.

COMMENT 12	(Prospectus – The Adviser and Subadviser)

Please separate this section into two distinct sections for “Adviser” and “Subadviser.”

Response:	Comment No. 12 is accepted. This information has been separated into two distinct sections.

COMMENT 13	(Prospectus – The Adviser and Subadviser)

Please revise the name of the composite.

Response:	Comment No. 13 is respectfully not accepted. The Trust does not have the ability to revise the name of a subadviser’s composite.

COMMENT 14	(Prospectus –The Adviser and Subadviser)

Please reconcile the reference in the first paragraph to “certain accounts” and then “all fee-paying accounts”.

Response:

Comment No. 14 is accepted. The reference to “certain accounts” in the first sentence is intended to note that the composite does not include all accounts managed by EARNEST Partners. The second sentence (“The EARNEST Partners Mid Capitalization Core Composite (the “EARNEST Composite”) is comprised of all fee-paying accounts under fully discretionary management by EARNEST Partners that have investment objectives, policies and strategies substantially similar to those of the Fund”) is intended to clarify what the composite does include. The language has been revised to avoid confusion.

Securities and Exchange Commission

November 25, 2019

COMMENT 15	(Prospectus –The Adviser and Subadviser)

Please reorganize the narrative disclosure regarding the composite to more clearly identify the disclosure regarding gross returns and net returns.

Response:

Comment No. 15 is accepted. The disclosure has been revised such that disclosure with regard to gross data is presented before the disclosure relating to performance data net of expenses. See response to Comment 14 for the revised disclosure.

COMMENT 16	(Prospectus –The Adviser and Subadviser)

Please delete the word “necessarily” in the following sentence: “The historical performance of the EARNEST Composite is not that of Harbor Mid Cap Fund and is not necessarily indicative of the Fund’s future results.”

Response:	Comment No. 16 is accepted.

COMMENT 17	(Prospectus –The Adviser and Subadviser)

Please confirm that proper support documentation for performance information is retained in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response:	Comment No. 17 is confirmed.

COMMENT 18	(Prospectus –The Adviser and Subadviser)

Please explain why June 30, 2019 performance is shown with October 31, 2020 expenses applied.

Response:

The Fund has not yet commenced operations, so the estimated expense ratios as shown in the Fees and Expenses table of the Fund Summary section are being applied to the actual June 30, 2019 gross returns of the composite. In accordance with Item 3 of Form N-1A, the “Other Expenses” line item of the Fees and Expenses table is estimated for the Fund’s current fiscal year which will end October 31, 2020.

Securities and Exchange Commission

November 25, 2019

COMMENT 19	(Prospectus –The Adviser and Subadviser)

Please confirm that the “Total Annual Fund Operating Expenses After Expense Reimbursement” that were used to calculate the returns net of expenses with respect to the composite information included in the Prospectus did not result in returns that were higher than the actual composite returns.

Response:

The Trust confirms that the Fund’s “Total Annual Fund Operating Expenses After Expense Reimbursement” were deducted from the composite’s gross performance to calculate the related performance net of operating expenses and do not result in performance that is higher than the actual performance of the composite.

COMMENT 20	(SAI – The Adviser and Subadviser – Advisory Fees)

Please confirm that the information shown in the Advisory Fees table complies with Item 19(a)(3)(i).

Response:	Comment No. 20 is confirmed.

COMMENT 21	(SAI – The Adviser and Subadviser – Subadvisory Fees)

Please confirm that the information shown in the Subadvisory Fees table complies with Item 19(a)(3)(i).

Response:	Comment No. 21 is confirmed.

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Please note that (i) the Trust does not involve a master-feeder arrangement and (ii) the Trust’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Trust may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Securities and Exchange Commission

November 25, 2019

Dechert LLP

Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds